Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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(212) 818-8881		(212) 818-8638
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jgallant@graubard.com

September 22, 2006

Ms. Elaine Wolff
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Pantheon China Acquisition Corp. Registration Statement on Form S-1 Filed on August 14, 2006 File No. 333-136590

Dear Ms. Wolff:

On behalf of Pantheon China Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated September 11, 2006, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to David H. Roberts.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

1.	Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

Please be advised that there are no graphics, maps, photographs or related captions or other artwork being used in connection with the offering.

Ms. Elaine Wolff
September 22, 2006

2.
Please provide us with highlighted copies of any study or report that you cite or on which you rely. For example, we note that you refer to the National Bureau of Statistics of China. Confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the experts’ consent as exhibits to the registration statement.

We hereby provide the Staff with highlighted copies of information from the National Bureau of Statistics of China that we cite. The information is not in the form of a report but instead simply factual data that is reported by such agency. No compensation was paid to any party for such information.

3.
The basis for your comparative factual assertions and for your management’s beliefs must be clear from the text of the prospectus or supporting documentation must be provided to us. Please revise your disclosure throughout the document to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, but without limitation that you state on page 20 that “[s]ince 1978, China has been one of the world’s fastest growing economies in terms of GDP growth.”

We have revised the disclosure to either provide the basis for any factual assertions or remove unsupported assertions.

4.	In regard to the “private placement” of 2,083,334 warrants, please discuss how you determined that the value of the warrant was $.60.

We have revised the disclosure to indicate that the warrants were priced in relation to what the Company believes will be the market price for the warrants at the time that the common stock and warrants included within the units will commence separate trading based upon the trading prices of similar warrants of other blank check companies.

5.	Please confirm that the underwriter’s firm commitment obligation may not be cancelled if the officers, directors and special advisors elect not to purchase the 2,083,334 warrants.

Please be advised that the purchasers of the insider warrants are contractually bound to purchase such insider warrants. They may not simply elect not to proceed with their purchase without being in breach of these contractual obligations. To comply with their contracts, the purchasers must deliver the purchase price of the insider warrants into escrow at least 24 hours prior to the effective date of the Registration Statement (which is when the underwriters execute the underwriting agreement and become bound to satisfy their firm commitment obligation). Accordingly, the underwriters will know prior to signing the underwriting agreement if the purchasers have breached their agreement. If this occurred, the underwriters would not execute the underwriting agreement and would not be bound to anything. Accordingly, since there can never be a situation where the underwriters are bound by their firm commitment obligation and the insiders have breached their contractual obligations, no additional disclosure has been added.

Ms. Elaine Wolff
September 22, 2006

6.
Please revise to disclose how you will value a proposed acquisition. For example, please disclose whether your governing documents would permit you to value a proposed acquisition at the required 80% value by infusing the acquisition target with your own capital immediately before or after the acquisition such that it reached the 80% level.

The disclosure in the Registration Statement currently indicates that a target business which the Company wishes to acquire must have a fair value of at least 80% of the Company’s net assets at the time of the business combination. The Company is not permitted to disburse money from the trust account prior to the consummation of a business combination so there can be no cash infusion to the target before the closing. Although the funds held in the trust account are disbursed to the target business after the closing, we believe it is clear that the fair market value test cannot be met as a result of this post-closing distribution. Accordingly, we respectfully believe that the Staff’s comment is inapplicable. We therefore have not revised the disclosure in the Registration Statement in response to this comment.

7.
Please revise throughout to characterize the warrants as “callable” and the price at which they are callable, rather than “redeemable”‘ to reflect that investors do not have the right to redeem but rather that you have the right to call the warrants under certain circumstances.

We respectfully disagree with the Staff that the warrants are “callable” rather than “redeemable.” While such terms are generally interchangeable, the warrants are redeemable by the Company, upon the satisfaction of certain events, only by paying to the holder $0.01 per warrant. The phrase “callable” implies that the Company may call the warrants automatically at that time and force the holders to exercise their warrants. Upon a redemption, the holder has the option to either exercise his warrant prior to the scheduled date of redemption, sell his warrants in the open market prior to the scheduled date of redemption or receive the redemption price of $0.01 per warrant. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Prospectus Cover Page

8.	It appears that your Cover Page is over one page long. Please revise to limit the Cover Page to one page. Refer to Item 501 (b) of Regulation S-K.

The cover page is limited to one page.

Ms. Elaine Wolff
September 22, 2006

9.	Please expand the underwriting commission footnote to disclose the value of the purchase option granted to the underwriter.

We have expanded the underwriting commission footnote to disclose the value of the purchase option granted to the underwriter.

10.
Please expand your disclosure regarding the trust account to address the time period the proceeds will be held in the trust and briefly describe the conditions for releasing investors’ funds from the trust.

We have revised the disclosure on the prospectus cover page to address when and how the proceeds held in trust will be released.

Summary, page 1

11.
On page 37, you state that you cannot provide assurances “that [your] officers and directors will have significant experience or knowledge relating to the operations of the particular target business.” Please revise this section to disclose this fact.

We have revised the disclosure in the “Prospectus Summary” to indicate that there is no current basis for investors to evaluate the possible merits or risks of the particular industry in which the Company may ultimately operate or the target business with which the Company may ultimately complete a business combination. We believe that such disclosure captures the Staff’s requested change but does not unnecessarily include duplicative disclosure in the Prospectus Summary that is included in the “Proposed Business” section.

12.
Please revise this section to disclose that your executive officers would only be able to remain with the company after the consummation of a business combination if they are able to negotiate employment or consulting agreements in connection with the business combination. Also, revise to disclose that your executive officers’ ability to remain with the company after the consummation of a business combination will not be the determining factor in your decision as to whether or not you will proceed with any potential business combination. Refer to your disclosure on page 37.

We respectfully believe such information is not appropriate for the “Prospectus Summary” and respectfully point the Staff to similar disclosure contained in all other blank check company initial public offering prospectuses. The above-referenced disclosure is set forth in detail in the sections titled “Risk Factors,” “Proposed Business” and “Management” sections. Accordingly, we have not made any revision to the disclosure in response to this comment.

Ms. Elaine Wolff
September 22, 2006

13.	Please relocate your summary “Risk” section on page 9 so that it precedes the summary of “The Offering.” In addition, please revise the summary risk section to include:

•	The risk of that investors funds will be held in trust for 24 months in the event you do not consummate a business combination

•	The risk that if third parties bring claims against you, the proceeds held in trust could be reduced and the per share liquidation price may be less than $5.69 per share

•	The risk that stockholders may be held liable for claims by third parties against you to the extent of distributions received by them

•	The risk that an effective registration statement may not be in place when an investor desires to exercise warrants causing such warrants to be practically worthless

•	The risk that an investment in your units may prove to be less favorable to investors than a direct investment, if an opportunity were available, in a target business

•	The risk that you may not acquire another business directly but may provide for control over a business through contractual arrangements

Further, please clarify your disclosure that you do not satisfy the “association’s policy regarding unsound financial condition” to explain the policy and how you do not satisfy it.

We have relocated the summary “Risk” section so that it precedes the section captioned “The Offering.” However, we have not revised such summary “Risk” section to include the additional items indicated in the Staff’s comment. We respectfully believe that to highlight such information places more importance on such risks and fails to highlight others. For the foregoing reason, the summary “Risk” section was intended to be succinct and point investors to the more detailed “Risk Factor” section immediately following the summary information sections as required by the rules of the SEC. Furthermore, we again respectfully point the Staff to similar disclosure contained in all other blank check company initial public offering prospectuses, which disclosure is consistent with the Company’s disclosure.

14.	Please disclose the fact that non-accredited investors may only purchase securities in this offering if they reside in certain states, listing those states.

Ms. Elaine Wolff
September 22, 2006

We have revised the “Prospectus Summary” to disclose the fact that non-institutional investors may only purchase securities in this offering if they reside in certain states, listing such states.

The Offering,-page 3

Securities Offered, page 3

15.
Please revise to disclose what will happen to the units after the warrants and the common stock underlying them began to trade separately. For instance, please disclose whether the units merely expire and separate into warrants and common stock, or whether they continue to trade separately. Also, please describe what unit holder action is necessary to convert the units into their component parts.

We have revised the disclosure in the “Prospectus Summary” to indicate that once the common stock and warrants are eligible to trade separately, the units will continue to trade along with the common stock and warrants. We have also revised the disclosure to indicate that in order for a unitholder to separate his units into common stock and warrants, the holder’s broker will need to request the transfer agent to separate such units.

16.
We note your factor disclosure on page 13 that warrants may not be exercisable if a registration statement relating to the common stock issuable upon exercise of the warrant is not in effect at the time. However, we note that the warrants which are privately placed with insiders would continue to be exercisable for restricted shares despite the fact that the public shareholders are unable to exercise their warrants or have them redeemed. Please add additional disclosure in the summary and risk factor sections addressing the different rights associated with the publicly held warrants as compared to the privately placed warrants. This discussion should highlight the fact that the public warrant holders’ warrants could expire worthless if you fail to maintain an effective registration statement covering the underlying stock. In addition, please revise your summary discussion of the redemption provisions applicable to your publicly held warrants to state, if true, that you will not call any warrants for redemption in the absence of an effective registration statement.

We have revised the disclosure in the “Prospectus Summary” to indicate that, except with respect to the insider warrants, no warrant will be exercisable and the Company will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrant is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. We have further revised the disclosure to indicate that with respect to the insider warrants, the Company may be able to deliver unregistered shares of common stock upon the exercise of the insider warrants, notwithstanding the Company’s inability to have a prospectus relating to the common stock declared effective. We respectfully believe that the risk that the public warrant holders’ warrants could expire worthless is properly set forth in full in the risk titled “An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise his, her or its warrants and causing such warrants to be practically worthless.” set forth on page 15 of the prospectus. Furthermore, we direct the Staff to the “Redemption” section on page 5 of the “Prospectus Summary” which already indicates that the Company may redeem the warrants only at a time “while the warrants are exercisable (which will occur only if a registration statement relating to the common stock issuable upon exercise of the warrants is current and effective).” Accordingly, we have not revised the disclosure in response to this part of the Staff’s comment.

Ms. Elaine Wolff
September 22, 2006

17.
We note your statement on page 6 regarding the limited payments insiders may receive in connection with services rendered in order to effectuation the consummation of a business combination. Please revise your summary to discuss all benefits to affiliates in connection with the offering or consummation of a business combination, including any future fees payable to affiliates, whether before or after the consummation of a business combination.

We have revised the disclosure to indicate that following a business combination, if any of the Company’s existing stockholders, officers, directors, special advisors or affiliates remain associated with the Company, they may negotiate employment or consulting agreements that could provide for them to receive compensation in the form of cash payments and/or the Company’s securities for services they would render to the Company after the consummation of the business combination.

18.
We note your disclosure on page 2 and 36 that you are not required to use the trust funds to pay the purchase price of a business combination; rather you must consummate a business combination with a value equal to 80% of your net assets. Please revise to explain that 80% of your net assets only includes the amounts held in trust, excluding deferred underwriters discounts. In this connection, we note your disclosure that “in order to consummate a business combination, we may issue a significant amount of our debt or equity securities to the sellers of such businesses and/or seek to raise additional funds through a private offering of debt or equity securities.” Please revise the summary and summary risk factors to highlight this disclosure and to discuss any limitations on the incurrence of debt or issuance of stock for this purpose. Further please disclose that you are not required to use only the proceeds held in trust to complete a business combination and that once released from the trust, the cash available could be also be used as working capital to pay officer and director salaries, make change of control payments, pay fees to affiliates, etc.

We have revised the disclosure in the Registration Statement to indicate that the Company must consummate a business combination with a target business whose fair market value is at least equal to 80% of the Company’s net assets meaning all of its assets, including the funds held in the trust account, less liabilities (but assuming for this purpose only that the deferred underwriting commissions are not liabilities).

Ms. Elaine Wolff
September 22, 2006

We respectfully believe that the information relating to the Company’s ability to issue debt or equity securities is properly set forth on pages 15 and 16 of the “Risk Factors” section, page 30 of the “Use of Proceeds” section and page 33 of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement. Accordingly, we have not revised the disclosure in response to this part of the Staff’s comment.

We have revised the disclosure in the “Prospectus Summary” to indicate that the Company may use the proceeds held in the trust account to consummate a business combination. We have also revised the “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Registration Statement to indicate other possible uses of the proceeds held in trust to the extent such proceeds are not used to consummate a business combination. However, we do not believe this expanded disclosure is necessary for the “Prospectus Summary.”

19. Please revise to include a summary of conflicts of interest.

We have revised the disclosure to include a summary of the conflicts of interest as requested.

Conversion rights for stockholders voting to reject a business combination, page 8

20.
We note your statement that stockholders voting against a business combination will be entitled to convert their stock into a pro rata share of the trust account “less any amounts distributed to us.” Please revise to clarify the nature and amount of distributions that may be made to you. Further, please quantify the amount, or a range, that stockholders who reject a business combination may receive upon conversion.

In an effort to avoid repetitiveness, we have revised the disclosure to refer readers to the previous references to how interest earned on the amounts held in the trust fund may be distributed to the Company. We have further revised the disclosure to quantify the amount that stockholders who reject a business combination may receive upon conversion.

Escrow of existing stockholder’s shares, page 9

21.
You state that “[a]lthough the insider warrants will not be placed in escrow, our officers, directors and special advisors (and their affiliates) have agreed that the insider warrants will not be sold or transferred by them until after we have completed a business combination.” Please revise to disclose whether these are written or oral agreements. If they are written, please file them as Exhibits.

Ms. Elaine Wolff
September 22, 2006

We have revised the disclosure to indicate that the insider warrants are subject to restrictions on transfer pursuant to letter agreements. The form of letter agreement was previously filed as Exhibit 10.15 to the Registration Statement.

Risk Factors, page 11

22.
Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example, on page 15, you state that “[w]hile we intend to closely scrutinize any individuals we engage after a business combination.”

We have revised the disclosure to remove all mitigating language.

23.	Please revise to include a risk factor discussing the fact that if you do not complete a business combination, investors’ funds will be tied up in escrow for at least 24 months.

We have revised the disclosure to include a risk factor discussing the fact that if the Company does not complete a business combination, investors’ funds will be tied up in escrow for at least 24 months.

24.
Please include a separate risk factor explaining that the board is not required to obtain an independent third party appraisal in connection with determining the fair market value of an acquisition, even if the target is an affiliate or a company in which an affiliate has an interest.

We have revised the disclosure to include a separate risk factor explaining that the Company’s board of directors is not required to obtain an independent third party appraisal in connection with determining the fair market value of a target business, even if the target is an affiliate or a company in which an affiliate has an interest.

Our ability to successfully effect a business combination and to be successful thereafter..., page 14

25.	Please advise us if you have employment contracts with Mark D. Chen, Christina Jun Mu and Kevin Kezhong Wu. If you do not, please revise this section to disclose this fact.

We have revised the disclosure to indicate that the Company does not have employment contracts with Mark D. Chen, Christina Jun Mu or Kevin Kezhong Wu.

Ms. Elaine Wolff
September 22, 2006

Our outstanding warrants and option may have an adverse effect on the market price of our common stock, page 18

26.	Please revise the risk factor heading to disclose that your outstanding warrants and option may also dilute the ownership interest of your shareholders.

We have revised the above-referenced risk factor heading to disclose that the Company’s outstanding warrants and option may also dilute the ownership interests of the Company’s stockholders.

If our existing stockholders exercise their registration rights with respect to their initial shares..., page 18

27.
You state that there could be an additional 1,250,000 shares of common stock available for trading. Please disclose the percentage of your outstanding shares, after this offering is complete, that the 1,250,000 shares would represent.

We have revised the disclosure to indicate that the 1,250,000 shares held by the Company’s existing stockholders will represent 20% of the Company’s outstanding common stock after the offering is completed.

Any devaluation of currencies used in the PRC could negatively impact our target business’ results of operations..., page 22

28.
We note this risk factor and the risk factor entitled Recent changes in the PRC’s currency policies may cause a target business’ ability to succeed in the international markets to be diminished contain repetitive disclosure. Please combine these risk factors and eliminate all repetitive disclosure.

We have combined the above-referenced risk factors and eliminated any repetitive disclosure as requested.

29.
Please revise to more fully discuss the nature of the Chinese regulations with which you would be attempting to comply by effectuating contractual arrangements with owners of target businesses in China.

As indicated in the Registration Statement, the Company has not selected any target industry on which it will focus its search for a target business. Accordingly, it is impossible to more fully discuss the nature of Chinese regulations that the Company may be attempting to comply with by effectuating contractual arrangements with owners of target businesses in China. However, such information would necessarily be presented in the proxy statement presented to stockholders in connection with a vote to approve a specific business combination. Accordingly, we have not revised the disclosure in response to this comment.

Ms. Elaine Wolff
September 22, 2006

Use of Proceeds, page 26

30.
On page 28, you state that if you have “insufficient funds to pay the costs of liquidation your initial stockholders lave agreed to advance [you] the funds necessary to complete such liquidation.” Please revise to disclose whether your agreements with your stockholders are written or oral. If they are written, please file them as Exhibits. Also, please disclose whether these liquidation expenses include debts and obligations owed to target businesses or vendors.

We have revised the disclosure to indicate that the Company’s management have contractually agreed to advance the necessary funds. We have further filed this contract as Exhibit 10.16 to the Registration Statement. The liquidation expenses do not include the debts and obligations owed to target businesses or vendors. However, because the Registration Statement discloses that Mark D. Chen, the Company’s Chairman, Chief Executive Officer and President, has agreed that he will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company, we do not believe the requested disclosure is necessary.

31.	On page 50, you state that you plan to repay the loan payable to your officers from the proceeds of this offering. Please revise this section to note this fact.

We currently indicate on page 30 of the Registration Statement that the “loans will be repaid out of the proceeds of this offering…” Accordingly, we have not revised the disclosure in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

32.	Please revise this section to include a tabular disclosure of your contractual obligations as required by Item 303(a)(5) of Regulation S-K.

Item 303(a)(5) of Regulation S-K requires companies to provide the information specified by such item as of the latest fiscal year end balance sheet date. As the Company did not have any contractual obligations as of the balance sheet date included in the Registration Statement, no information would need to be disclosed. We therefore have not revised the disclosure in response to this comment.

Proposed Business, page 33

33.	Please disclose your website if any. Refer to Item 101(e)(3) of Regulation S-K.

The Company does not have a website.

Ms. Elaine Wolff
September 22, 2006

Opportunities in China, page 33

34.
You state that China represents a favorable market due to “the fact that China’s public equity markets are not as well developed and active as the equity markets within the United States and are characterized by companies with relatively small market capitalizations and low trading volumes.” Please revise to explain how the fact that China’s public equity markets are not as well developed and active as the equity markets within the United States and are characterized by companies with relatively small market capitalizations and low trading volumes represents a favorable market.

We have revised the disclosure to indicate that China’s underdeveloped and less active equity markets lead Chinese companies to seek listing on the United States equity markets.

Limited ability to evaluate the target business management, page 37

35.
You state that your executive officers would only be able to remain with the company after the consummation of a business combination if they are able to negotiate employment or consulting agreements in connection with the business combination. In light of the fact that you would be the acquirer in any business combination, please revise to disclose why your executive officers would only be able to remain with the company if they are able to negotiate employment or consulting agreements. Also, please revise to state with whom your executives would have to negotiate.

We wish to bring to the Staff’s attention that the majority of the business combinations involving blank check companies are done in the context of a reverse triangular merger. In this context, while the Company is the one seeking out a company to acquire, it ends up being the acquired company in the sense that it often loses control of the company following a business combination. As a result, it is often the case that existing management does not remain with the company following a business combination and the target business’ management takes over. Accordingly, the Company’s management will only remain following a business combination if they agree to do so with the target business’ management (whom they would be negotiating with). We have revised the disclosure to indicate with whom management would be negotiating in connection with the business combination.

Conversion Rights

36.
You state that “the actual per-share conversion price will be equal to the amount in the trust account, inclusive of any interest (calculated as of two business days prior to the consummation of the proposed business combination). Please revise to disclose that up to $300,000 of the interest earned on the funds in the trust account can be used by you to fund expenses related to investigating and selecting a target business, income and other taxes, and your other working capital requirements.

Ms. Elaine Wolff
September 22, 2006

We have revised the disclosure to indicate that up to $300,000 of interest earned on the funds in the trust account can be used by the Company to fund working capital expenses.

Employees, page 40

37.
Please revise to disclose whether you have entered into employment agreements with your executive officers. If you do not have agreements with your executives, please revise your disclosure to state your basis for the following statements.

•
“once management locates a suitable target business with which to complete a business combination, they will spend more time investigating such target business and negotiating and processing the business combination;” and

•	“[you] presently expect each of [your] officers to devote an average of approximately 10 hours per week to our business.”

We have revised the disclosure to indicate that the Company does not have employment agreements with its executive officers. We have also added language to the first referenced statement that it is just the Company’s expectation that such situation will occur. We have also added disclosure stating that these expectations are based on management’s personal experiences in searching for acquisitions and negotiating transactions.

Periodic Reporting and Audited Financial Statements, page 41

38.
You state that you have registered your units, common stock and warrants under the Securities and Exchange Act of 1934. In light of the fact that you have not registered your units, common stock and warrants under the Securities and Exchange Act of 1934 please advise or revise as necessary.

The units, common stock and warrants will be registered under the Securities Exchange Act of 1934 prior to the effectiveness of the Registration Statement.

Legal Matters, page 60

39.	Please revise to disclose the remaining amount due to Graubard Miller.

Item 509 of Regulation S-K requires registrants to include a brief statement as to the nature of any contingent arrangement. As set forth in the Registration Statement, we indicate that the Company has paid Graubard Miller a retainer of $25,000 for its services in passing upon the validity of the securities offered in the Registration Statement and that the balance will not be due unless the offering has been consummated. Furthermore, the full amount of legal fees that will be paid in connection with the offering are set forth in the “Use of Proceeds” section. Accordingly, we do not believe any further disclosure in the “Legal Matters” section is required, nor is it customary.

Ms. Elaine Wolff
September 22, 2006

Undertakings, page II-5

40.	We note you have included the undertakings for a registration statement relying on Rule 430A. Please confirm you intend to rely on Rule 430A.

We confirm the Company intends to rely on Rule 430A.

Exhibits

41.
We note that a number of sections in your Exhibits are marked “Intentionally Omitted.” Refer to Exhibit 1.1 - Underwriting Agreement. Please either fide a confidential treatment request for the portions of the Exhibits you wish to keep confidential or file unredacted versions of the Exhibits.

We wish to advise the Staff that such sections have not been redacted from the copies of the agreements filed with the Commission. Instead, such sections have simply been removed from the agreements as they are not applicable in this offering. The exhibits used in these types of transactions are form-like and are tailored to the specific terms of each offering. In order to avoid re-numbering numerous section references and making other similar changes in the agreements, we simply delete any section that is inapplicable in a specific deal and replace it with “intentionally omitted.” Please be advised that the agreements filed as exhibits are in the forms as they will be executed without the addition of any additional sections. Accordingly, we do not believe any revisions to the exhibits are necessary.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mark D. Chen David M. Nussbaum Steven Levine Paul D. Broude, Esq.